2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50

NEWS RELEASE

Lundin Mining Corporation Appoints Vice President of Mining

February 28, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointment of Kjell Larsson as Vice President of Mining.

Mr. Larsson has over 22 years experience in engineering and management in the Swedish and international mining industry and has held senior management positions in Boliden and LKAB, both major Swedish mining companies. Mr. Larsson is stepping down from his current position as Consulting Mining Engineer for Inco Limited in Toronto, Canada.

Lukas Lundin, Chairman of Lundin Mining said, "We are delighted to have Kjell join Lundin Mining. He has an impressive background which will prove extremely valuable as Lundin Mining continues to grow – we all look forward to working with him in building the Company".

Between 1998 and 2002 Mr. Larsson was employed by Swedish Mining company Boliden in various positions, including General Manager of the Garpenberg Mine in southern Sweden. During his years with Boliden in Canada, Mr. Larsson held positions as Mine Manager at Myra Falls, Senior Vice President, Mining Operation and Vice President, Mining Operation – Americas.

Kjell Larsson will be based at Lundin Mining's offices in Stockholm, Sweden and will join the Company on March 14, 2005.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds approximately74 percent of the shares of NAN, a mining and exploration company listed on the Stockholm Stock Exchange under the ticker symbol NAN. NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. A public offer has been made for the remaining outstanding shares of NAN. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

"Edward F. Posey"
President

For further information, please contact:
Sophia Shane, Head of Corporate Communications (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +468-545-07470